Interim Consolidated Financial Statements
For The Six Months Ended

June 30, 2010

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Thousands of Canadian Dollars)
(Unaudited)

		As at June 30, 2010	As at December 31, 2009 (Audited)
Assets

Current
Cash and cash equivalents		$39,797	$80,624
Amounts receivable and prepaid expenses		522	410
Due from related party		11	16
Current assets related to discontinued operations	(Note 3)	-	592
		40,330	81,642

Property and equipment		264	278
Long term assets related to discontinued operations	(Notes 3 and 5)	-	3,442
		$40,594	$85,362

Liabilities

Current
Accounts payable and accrued liabilities		$788	$2,659
Due to related parties	(Note 10)	264	67
Current liabilities related to discontinued operations	(Note 3)	-	1,435
		1,052	4,161

Shareholders’ Equity

Share capital	(Note 6)	179,620	174,418
Contributed surplus	(Note 9)	22,781	18,265
Deficit		(162,859)	(111,482)
		39,542	81,201
		$40,594	$85,362

Discontinued Operations (Note 3)

Approved by the Directors:
“Bryce Roxburgh”	Director
“Douglas Scheving”	Director

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Operations and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Per Share Data)
For the period ended June 30, 2010 (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
Income
Interest Income	$87	$141	$231	$253
Expenses
Accounting and audit	18	5	81	27
Administration salaries and consulting (Note 7)	701	133	1,361	446
Amortization	14	15	26	32
Directors’ fees (Note 7)	682	462	1,944	943
Foreign exchange loss / (gain)	42	34	(2)	85
General and administration	119	114	311	250
Legal fees	-	29	135	65
Management fees (Note 7)	563	167	1,201	1,651
Mineral property exploration expenditures (Notes 5 and 7)	5,135	2,737	12,214	6,191
Shareholder communications (Note 7)	325	88	762	251
Stock exchange listing and filing fees	81	8	122	56
	7,680	3,792	18,155	9,997
Loss from continuing operations	$7,593	$3,651	$17,924	$9,744
Loss from discontinued operations (Note 3)	-	3,460	5,506	5,485
Net loss and comprehensive loss for the period	$7,593	$7,111	$23,430	$15,229
Basic & diluted loss per common share from continuing operations	$(0.10)	$(0.06)	$(0.24)	$(0.17)
Basic & diluted loss per common share from discontinued operations	$-	$(0.06)	$(0.07)	$(0.09)
Total basic & diluted loss per share	$(0.10)	$(0.11)	$(0.31)	$(0.26)
Weighted average number of common shares outstanding	75,077,565	62,436,756	74,584,749	58,357,756

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars)
For the period ended June 30, 2010 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Operating Activities
Loss for the period from continuing operations	$(7,593)	$(3,651)	$(17,924)	$(9,744)
Non cash items:
Amortization	14	17	28	37
Donation of shares	-	-	86	-
Stock based compensation (Note 7)	2,179	800	5,399	3,052
	(5,400)	(2,834)	(12,411)	(6,655)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(58)	158	(112)	102
Due from related party	-	(16)	5	(21)
Accounts payable and accrued liabilities	(1,690)	(746)	(1,871)	(219)
Due to related parties	(107)	(49)	(41)	(221)
Cash flows from the operating activities of continuing operations	(7,255)	(3,487)	(14,430)	(7,014)
Loss for the period from discontinued operations	-	(3,460)	(5,506)	(5,485)
Non cash items:
Amortization	-	9	4	22
Stock based compensation (Note 7)	-	711	826	1,506
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	-	(83)	(87)	(70)
Accounts payable and accrued liabilities	-	276	60	(698)
Cash flows from the operating activities of discontinued operations	-	(2,547)	(4,703)	(4,725)

Financing Activities
Issue of share capital for cash (Note 6)	1,568	122	3,407	29,345
Share issue costs	-	-	-	(2,310)
Cash flows from financing activities of continuing operations	1,568	122	3,407	27,035
Cash transferred on Plan of Arrangement (Note 3)	-	-	(25,000)	-
Cash flows from financing activities of discontinued operations	-	-	(25,000)	-

Investing Activities
Acquisition of property and equipment	(8)	(5)	(14)	(7)
Cash flows from investing activities of continuing operations	(8)	(5)	(14)	(7)
Acquisition of property and equipment	-	-	(87)	-
Cash flows from investing activities of discontinued operations	-	-	(87)	-

Net (decrease) increase in cash and cash equivalents	(5,695)	(5,917)	(40,827)	15,289
Cash and cash equivalents, beginning of period	45,492	40,319	80,624	19,113

Cash and cash equivalents, end of period	$39,797	$34,402	$39,797	$34,402

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Sharesholders' Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)
For the six month period ending June 30, 2010 and the year ended December 31, 2009 (Unaudited)

		Issued Share Capial
		Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders' Equity
Balance at December 31, 2008		50,200,423	$89,356	$11,822	$(80,504)	$20,674
Additions during the year:
-	Exercise of warrants	304,679	731	-	-	731
-	Exercise of stock options	1,485,100	2,717	-	-	2,717
-	Equity financing net of share issue costs	21,907,500	80,963	-	-	80,963
-	Agent’s warrants	-	(1,511)	1,511	-	-
-	Contributed surplus allocated on exercise of Agent’s Warrants	-	376	(376)	-	-
-	Contributed surplus allocated on exercise of stock options	-	1,786	(1,786)	-	-
-	Stock based compensation	-	-	7,094	-	7,094
-	Net loss for the year	-	-	-	(30,978)	(30,978)
Balance at December 31, 2009		73,897,702	$174,418	$18,265	$(111,482)	$81,201
Additions during the period:
-	Exercise of warrants	529,694	1,387	-	-	1,387
-	Exercise of stock options	1,213,000	2,020	-	-	2,020
-	Donation	10,000	86	-	-	86
-	Contributed surplus allocated on exercise of Agent’s Warrants	-	540	(540)	-	-
-	Contributed surplus allocated on exercise of stock options	-	1,169	(1,169)	-	-
-	Stock based compensation	-	-	6,225	-	6,225
-	Transfer of Argentine Business net assets to Extorre	-	-	-	(27,947)	(27,947)
-	Net loss for the period	-	-	-	(23,430)	(23,430)
Balance at June 30, 2010		75,650,396	$179,620	$18,26	$(162,859))	$39,542

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Six Months ended June 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

1.	Nature of Business and Continuing Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties, if any, are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

Certain prior period amounts in these interim consolidated financial statements have been reclassified to conform to the current year presentation.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and, except as noted below, follow the same accounting policies and methods of their application as the Company’s audited consolidated financial statements for the year ended December 31, 2009, without all the note disclosures required for audited financial statements. These interim financial statements reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

3.	Discontinued Operations and Transfer of Argentine Assets

On March 24, 2010 the Company completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre Gold Mines Limited (“Extorre”).  Under the Arrangement, each shareholder of the Company receivedone share of Extorre for each share of the Company held.  The Company transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”), (together “Argentine Business”), both companies incorporated in the British Virgin Islands, to Extorre.  Estelar and Cognito hold the Argentine assets which included cash and working capital balances, and the interests in a number of precious and base metal projects, being the Cerro Vanguardia Sociedad Anonima (“CVSA”) properties (includes Cerro Moro), the Don Sixto property, the Estelar properties and the MRP properties.

The Company did not realize any gain or loss on the transfer of the Argentine Business, which was comprised of a working capital contribution of $25 million, and the other Argentine assets and liabilities as at the effective date of the Arrangement.

The Arrangement was approved by the board of directors of Exeter and, among other things, the favourable vote of Exeter's common shareholders at a special shareholders’ meeting held on March 11, 2010.

The Company has, in accordance with CICA 3475, accounted for the financial results associated with the Argentine Business up to the date of the Arrangement as discontinued operations in these financial statements and has reclassified the related amounts for the current and prior period.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Six Months ended June 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

3.	Discontinued Operations and Transfer of Argentine Assets (Continued)

The amount recognized as loss from discontinued operations includes the direct operating results of Estelar and Cognito and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The following table shows the results related to discontinued operations for the six month periods ended June 30, 2010 and 2009:

	Three Months ended June 30		Six Months ended June 30
	2010	2009	2010	2009
Accounting and audit	$-	$29	$49	$45
Administration salaries and consulting* (Note 7)	-	162	281	264
Directors’ fees* (Note 7)	-	399	-	556
Foreign exchange loss/(gain)	-	(74)	70	(81)
General and administration	-	112	65	170
Legal fees	-	27	76	39
Management fees* (Note 7)	-	172	358	658
Mineral property exploration expenditures*(Notes 5 and 7)	-	2,521	4,453	3,652
Shareholder communications* (Note 7)	-	95	131	149
Stock exchange listing and filing fees	-	17	23	33
Loss from discontinued operations	$-	$3,460	$5,506	$5,485
* Includes stock based compensation allocated – See Note 7

The transfer of the Argentine assets is summarized in the table below:

March 24, 2010

Cash and cash equivalents	$25,498
Amounts receivables and prepaid expenses	183
Due from related party	238
Long term assets related to discontinued operations:
Property and equipment	169
Mineral properties	3,354
Accounts payable and accrued liabilities	(1,495)

Net assets transferred to Extorre	$27,947

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Six Months ended June 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

4.	Changes in accounting policies and new accounting developments

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests, Sections 1582, 1601 and 1602

The CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards.  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  The Company has early adopted these policies effective January 1, 2010 and concluded that there is no material impact to the interim consolidated financial statements.

5.	Mineral Properties - Exploration Costs

	Discontinued Operations	Chilean Properties	Six Months ended June 30, 2010

Assays	$437	$239	$676
Consultants and contractors	20	244	264
Drilling	1,321	5,529	6,850
Engineering	123	91	214
Environmental	146	54	200
Field camp	312	1,133	1,445
Geological *	494	1,113	1,607
IVA tax	491	1,505	1,996
Legal and title	76	112	188
Metallurgical *	116	695	811
Office operations	179	108	287
Resource development	50	53	103
Travel	221	360	581
Wages and benefits *	467	978	1,445
Exploration costs	$4,453	$12,214	$16,667
Cumulative exploration costs	$57,190	$35,666	$92,856

*Includes stock based compensation cost as reflected below

	Discontinued Operations	Chilean Properties	Six Months ended June 30, 2010
Geological	$181	$718	$899
Metallurgical	66	386	452
Wages and benefits	58	245	303
Total	$305	$1,349	$1,654

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Six Months ended June 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

5.	Mineral Properties - Exploration Costs (Continued)

	Discontinued Operations	Chilean Properties	Six Months ended June 30, 2009
Assays	$129	$230	$359
Consultants and contractors	79	33	112
Drilling	749	2,335	3,084
Engineering	14	27	41
Environmental	106	86	192
Field camp	292	904	1,196
Geological *	296	634	930
IVA tax	417	761	1,178
Legal and title	68	116	184
Metallurgical *	34	134	168
Office operations	287	123	410
Resource development	220	85	305
Travel	269	228	497
Wages and benefits *	692	495	1,187
Exploration costs	$3,652	$6,191	$9,843
Cumulative exploration costs	$45,854	$17,821	$63,675

*Includes stock based compensation cost as reflected below

	Discontinued Operations	Chilean Properties	Six Months ended June 30, 2009
Geological	$65	$197	$262
Metallurgical	-	14	14
Wages and benefits	113	53	166
Total	$178	$264	$442

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Six Months ended June 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

6.	Share Capital

The Company has an unlimited authorized share capital.

The Company has issued shares of its capital stock as follows:

	June 30, 2010		December 31, 2009
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period /year	73,897,702	$174,418	50,200,423	$89,356
Issued during the period/year for:
Cash - equity financing	-	-	21,907,500	86,500
- exercise of options	1,213,000	2,020	1,485,100	2,717
- exercise of warrants	529,694	1,387	304,679	731
Donation	10,000	86	-	-
Contributed surplus allocated
- on exercise of options	-	1,169	-	2,162
- on exercise of agent’s warrants	-	540	-	-
Balance, end of period / year	75,650,396	$179,620	73,897,702	$174,418

During the six months ended June 30, 2010, the Company issued 1,213,000 shares pursuant to the exercise of options at an average price of $1.67 per share for a total consideration of $2,020; 529,694 shares pursuant to the exercise of warrants at a price of $2.62 per share, and 10,000 shares as a charitable donation at the market price on date of issue of $8.60 per share.  Contributed surplus allocated to share capital upon the exercise of stock options and agents warrants was $1,169 and $540 respectively.

7.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant.  The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Six Months ended June 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

7.	Stock Option Plan (Continued)

The following is a summary of the status of the Plan at June 30, 2010 and December 31, 2009:

	June 30, 2010			December 31, 2009
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price

Options outstanding, beginning of period/year	9,008,900	$1.98	*	8,885,000	$2.50
Forfeited/cancelled/expired	(127,500)	2.51	*	(3,716,000)	3.31
Granted	2,513,000	6.42	*	5,325,000	2.95
Exercised	(1,213,000)	1.67	*	(1,485,100)	1.83
Options outstanding, end of period/year	10,181,400	$3.10		9,008,900	$2.50

*After giving effect to the exercise price adjustment in relation to the Arrangement (Note 3). Under the Arrangement, each option holder in the Company received one new option in the Company, at a new exercise price but with the same expiry date as the existing option and one option in Extorre at a new exercise price but with the same expiry date as the existing option in the Company for each option held at the Arrangement date.  The exercise price was determined on the basis of the relative volume weighted average trading price of Extorre and the Company during the first five trading days after the completion of the Arrangement, applied to the original option price. As such, the adjustment to the options is not a re-pricing and does not result in the recognition of additional stock-based compensation.

The following table summarizes information about the stock options outstanding at June 30, 2010.

Range of Prices ($)	Outstanding	Vested	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
0.50 – 1.00	50,000	50,000	0.02	$0.88	*
1.01 – 2.00	3,158,400	3,158,400	2.33	1.46	*
2.01 – 3.00	4,150,000	3,737,500	3.16	2.38	*
3.01 – 4.00	330,000	230,000	4.24	3.99	*
5.01 – 6.00	765,000	257,500	4.59	5.46	*
6.01 – 7.00	1,728,000	385,000	4.74	6.84
	10,181,400	7,818,400	3.30	$3.10

*After giving effect to the exercise price adjustment in relation to the Arrangement (Note 3).

Stock-based Compensation

The fair values of options vested during the six months ended June 30, 2010 was estimated at the grant date, cliff vest date or measurement date (Shareholder approval date) using the Black-Scholes option pricing model with the following weighted average assumptions:

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Six Months ended June 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

7.	Stock Option Plan (Continued)

Expected annual volatility	84.92%
Risk-free interest rate	1.54%
Expected life	3.0 years
Expected dividend yield	0.0%

Stock-based compensation expense recognized in the period, on the vesting of stock options of $6,225 was allocated to contributed surplus.

Stock based compensation has been allocated as follows:

	Three Months ended June 30, 2010		Six Months ended June 30, 2010
	Discontinued Operations	Continuing Operations	Discontinued Operations	Continuing Operations
Administration salaries and consulting	$-	$617	$217	$1,164
Management fees	-	197	299	729
Directors’ fees	-	682	-	1,944
Shareholder communications	-	4	5	213
Mineral property exploration expenditures	-	679	305	1,349
Total	$-	$2,179	$826	$5,399

Three Months ended June 30, 2009		Six Months ended June 30, 2009
Discontinued Operations	Continuing Operations	Discontinued Operations	Continuing Operations
Administration salaries and consulting	$98	$91	$155	$263
Management fees	121	100	595	1,545
Directors’ fees	395	460	551	935
Shareholder communications	21	28	27	45
Mineral property exploration expenditures	75	121	178	264
Total	$710	$800	$1,506	$3,052

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

8.	Warrants

At June 30, 2010 the Company had outstanding share purchase warrants exercisable to acquire 245,477 shares as follows:

Number	Exercise Price*	Expiry Date
245,477	$ 4.74	November 26, 2010

*After giving effect to the exercise price adjustment in relation to the Arrangement (Note 3).Under the Arrangement, each share purchase warrant holder in the Company received one new share purchase warrant in the

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Six Months ended June 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

8.	Warrants(Continued)

Company at a new exercise price but with the same expiry date as the existing share purchase warrant and one share purchase warrant in Extorre at a new exercise price but with the same expiry date as the existing share purchase warrant in the Company for each share purchase warrant held at the Arrangement date.  The exercise price was determined on the basis of the relative volume weighted average trading price of Extorre and the Company during the first five trading days after the completion of the Arrangement applied to the original option price.  As such, the adjustment to the share purchase warrant is not a re-pricing.

At December 31, 2009 the Company had outstanding share purchase warrants exercisable to acquire 775,171 shares as follows:

Number	Exercise Price	Expiry Date
480,196	$ 2.40	February 26, 2010*
294,975	$ 6.00	November 26, 2010
775,171

* all warrants were exercised prior to the expiry date.

9.	Contributed Surplus

	June 30, 2010	December 31, 2009
Balance, beginning of the period / year	$18,265	$11,822
Stock-based compensation expense	6,225	7,094
Agent’s Warrants	-	1,511
Contributed surplus allocated on exercise of Agent’s Warrants	(540)	(376)
Contributed surplus allocated on exercise of stock options	(1,169)	(1,786)
Balance, end of the period / year	$22,781	$18,265

10.	Related Party Transactions

Amounts due to related parties of $264 at June 30, 2010 (December 31, 2009 - $67) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company.

During the six months ended June 30, 2010 a total of $990 (June 30, 2009 - $ 582) was paid or accrued for related party transactions as described below:

a)	Exploration and consulting fees of $280, which included a bonus of $100 (2009 - $180) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)
Exploration fees of $155, which included a bonus of $50 (2009 - $122) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at June 30, 2010, the Company had amounts owing of $ 62.

c)
Management fees of $194 which included a bonus of $50 (2009 - $190) were paid to a corporation controlled by the Chairman of the Company.Of this amount, $36 was recovered from Extorre based upon an agreed allocation for services rendered.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Six Months ended June 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

10.	Related Party Transactions (Continued)

d)	Management fees of $215 which included a bonus of $75 (2009 - $90) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

e)
Management fees of $145 (2009 - $Nil) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. Of this amount, $35 was recovered from Extorre based upon an agreed allocation for services rendered.

f)
The Company and Extorre incur certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by Extorre on behalf of the Company during the six month period ended June 30, 2010 was of $7.  As at June 30, 2010, the Company had $182 owing to Extorre.

Upon completion of the Arrangement, the Company reached an agreement whereby Extorre will reimburse the Company for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures.  For the 3 months ended June 30, 2010 the agreed upon percentage allocation was 40%, resulting in approximately $74 being recovered for administrative support fees and office overhead and $71 of management fees from Extorre. (See Note 10(c) and (e))

Additionally during the six months ended June 30, 2010 the Company accrued $30 (2009 - $20) for administrative support fees from a corporation with common directors.

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

11.	Contractual Obligations

a)
The Company leases offices in Vancouver and Chile.  In addition the Company has an advance royalty payment of US$250 thousand per year commencing in 2011. The lease commitments are summarized in the table below:

	Payments Due by Period
	Total	2010	2011
Office leases	$187	$87	$100

b)
The Company has irrevocably and unconditionally guaranteed the ongoing operations of Estelar and its obligations with respect to the CVSA properties and as a result of the transfer of its Argentine assets to Extorre pursuant to the Arrangement, has received an indemnity from Extorre, whereby Extorre has agreed to save harmless Exeter of and from any and all losses, costs and liabilities in respect of the guarantee.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Six Months ended June 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

12.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. The segmented reporting is split between the results of the discontinued operations covering all activities associated with the Argentine operations, and continuing operations which covers mineral exploration activities in Chile and head office charges.  Following is a summary of assets and liabilities by geographical segment:

June 30, 2010	Discontinued operations	Canada	Chile	Total
Cash and cash equivalents	$-	$39,432	$365	$39,797
Amounts receivable and prepaid expenses	-	389	144	533
Property and equipment	-	79	185	264
	-	39,900	694	40,594
Current Liabilities	-	(832)	(220)	(1,052)
	$-	$39,068	$474	$39,542
Net loss - 6 months ended June 30, 2010	$5,506	$5,617	$12,307	$23,430

December 31, 2009	Discontinued operations	Canada	Chile	Total
Cash and cash equivalents	$465	$80,387	$237	$81,089
Amounts receivable and prepaid expenses	127	353	73	553
Property and equipment	88	77	201	366
Mineral properties	3,354	-	-	3,354
	4,034	80,817	511	85,362
Current Liabilities	(1,435)	(1,440)	(1,286)	(4,161)
	$2,599	$79,377	$(775)	$81,201
Net loss - 6 months ended June 30, 2009	$5,485	$3,573	$6,171	$15,229

The activities related to discontinued operations have been reclassified to conform with the presentation for the current period (Note 3).